SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 8)*



                                  Yahoo! Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  984332-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                   ---------------------------
CUSIP No.  984332106                    13G/A              Page 2 of 5 Pages
---------------------------------                   ---------------------------

-------------------------------------------------------------------------------
  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jerry Yang
-------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3.     SEC USE ONLY


-------------------------------------------------------------------------------
  4.     CITIZENSHIP OR PLACE OF ORGANIZATION                    USA

-------------------------------------------------------------------------------
                             5.    SOLE VOTING POWER             66,510,719 (1)
      NUMBER OF
       SHARES               ---------------------------------------------------
    BENEFICIALLY             6.    SHARED VOTING POWER           0
     OWNED BY EACH
      REPORTING             ---------------------------------------------------
     PERSON WITH             7.    SOLE DISPOSITIVE POWER        66,510,719 (1)

                            ---------------------------------------------------
                             8.    SHARED DISPOSITIVE POWER      0

-------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         66,510,719 (1)
-------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [X]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       4.8%

-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*                               IN

-------------------------------------------------------------------------------

     (1) Includes 1,183,333 shares issuable upon the exercise of stock options held by Mr. Yang that are exercisable within 60 days of December 31, 2004. Does not include 6,130 shares held by Mr. Yang's spouse. Mr. Yang disclaims beneficial ownership of the 6,130 shares held by Mr. Yang's spouse and this Schedule 13G shall not be deemed an admission that Mr. Yang is the beneficial owner of any such shares for the purpose of Section 13 or Section 16 of the Exchange Act of 1934 or for any other purpose.

     (2) Based upon 1,374,819,307 shares of Yahoo! Inc. common stock outstanding at October 27, 2004 as reported on Yahoo!'s Quarterly Report on Form 10-Q for the period ended September 30, 2004 as filed with the SEC on October 29, 2004.

Item 1(a).      Name of Issuer:
                --------------

                Yahoo! Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                -----------------------------------------------
                701 First Avenue, Sunnyvale, CA 94089

Item 2(a).      Names of Persons Filing:
                -----------------------

                Jerry Yang

Item 2(b).      Address of Principal Business Office or, if none, Residence:
                -----------------------------------------------------------

                Same as Item 1(b)

Item 2(c).      Citizenship:
                -----------

                See Row 4 of cover page

Item 2(d).      Title of Class of Securities:
                ----------------------------

                Common Stock

Item 2(e).      CUSIP Number:
                ------------

                984332-10-6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
                -----------------------------------------------------

         (a)    [  ]    Broker or dealer registered under Section 15 of the
                        Exchange Act;

         (b)    [  ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)    [  ]    Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)    [  ]    Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)    [  ]    An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E);

         (f)    [  ]    An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)    [   ]   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(ii)(G);

         (h)    [  ]    A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act;

         (i)    [  ]    A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act; or

         (j)    [  ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                        Not Applicable

Item 4.         Ownership.
                ---------

         (a)    Amount Beneficially Owned:

                See Row 9 of cover page

         (b)    Percent of Class:

                See Row 11 of cover page

         (c)    Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:

                      See Row 5 of cover page

                 ii)  Shared power to vote or to direct the vote:

                      See Row 6 of cover page

                (iii) Sole power to dispose or to direct the disposition of:

                      See Row 7 of cover page

                (iv)  Shared power to dispose or to direct the disposition of:

                      See Row 8 of cover page


Item 5.         Ownership of Five Percent or Less of a Class.
                --------------------------------------------

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check this box [X].

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.
                ---------------------------------------------------------------

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                ---------------------------------------------------------

                Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                ---------------------------------------------------------

                Not Applicable

Item 9.         Notice of Dissolution of Group.
                ------------------------------

                Not Applicable

Item 10.        Certifications.
                --------------

                Not Applicable

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     February 15, 2005



                                                    /s/ Jerry Yang
                                          -----------------------------------
                                                      (Signature)

                                                Jerry Yang, Chief Yahoo!
                                          -----------------------------------
                                                     (Name/Title)